UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-42038

Holdco Nuvo Group D.G Ltd.

(Translation of registrant’s name into English)

94 Yigal Alon St.

Tel Aviv, Israel 6789155

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

As previously disclosed, on August 22, 2024, the Company with certain of its direct and indirect subsidiaries filed voluntary petitions for relief (the “Chapter 11 Cases”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

On August 22, 2024, the Company received written notice (the “Delisting Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, as a result of the Chapter 11 Cases and in accordance with Nasdaq Listing Rules 5101, 5110(b) and IM-5101-1, Nasdaq had determined that the Company’s ordinary shares and warrants will be delisted from Nasdaq. The Delisting Notice also advises the Company of its right to appeal Nasdaq’s determination pursuant to procedures set forth in Nasdaq Listing Rule 5800 Series. The Company does not intend to pursue an appeal.

Trading of the Company’s ordinary shares and warrants will be suspended at the opening of business on September 3, 2024. Nasdaq will file a Form 25-NSE with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s ordinary shares and warrants from listing and registration on Nasdaq. As a result, the Company’s ordinary shares and warrants are expected to commence trading on the Pink Open Market operated by the OTC Markets Group, Inc. (commonly referred to as the “pink sheets”). The Pink Open Market is a significantly more limited market than the Nasdaq, and quotation on the Pink Open Market will likely result in a less liquid market for existing and potential holders of the Company’s ordinary shares and warrants to trade and could further depress the trading price of the Company’s ordinary shares and warrants. The Company can provide no assurance that its ordinary shares or warrants will continue to trade on this market, whether broker-dealers will continue to provide public quotes of the Company’s ordinary shares or warrants on this market, or whether the trading volume of the Company’s ordinary shares and warrants will be sufficient to provide for an efficient trading market for existing and potential holders thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Holdco Nuvo Group D.G Ltd.

Date: August 23, 2024	By:	/s/ Robert Powell
		Name:	Robert Powell
		Title:	Chief Executive Officer

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